

SEC 02004913 COMMISSION
Washington, D.C. 20549

Rec'd 3/7/02

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SEC FILE NUMBER
8- 50430

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

MAR 7 2002
516

NAME OF BROKER-DEALER:
Coyle Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Mulcahy, Pauritsch, Salvador + Co Ltd.
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MPS MULCAHY, PAURITSCH, SALVADOR & CO., LTD.

Certified Public Accountants/
Business and Personal Consultants

To the Members of
Coyle Securities, LLC
Northfield, Illinois

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Coyle Securities, LLC as of December 31, 2001, and the related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coyle Securities, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the financial statements taken as a whole. The supplementary information on pages 9-12 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mulcahy, Pauritsch, Salvador & Co., Ltd.

February 4, 2002
Orland Park, Illinois

9661 W. 143rd St. • Orland Park, IL. 60462 • 708/349-6999 • Fax 708/349-6639
401 S. LaSalle St. • Suite 606 • Chicago, IL 60605 • 312/786-5979 • Fax 708/349-6639
835 McClintock Drive • Suite 100 • Burr Ridge, IL 60527 • 630/887/7838 • Fax 630/887/7895



COYLE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$	120,892
Clearing deposit		35,000
Commissions receivable		17,685
Prepaid expenses		7,500
Total assets	$	181,077

LIABILITIES AND MEMBERS' EQUITY

Commissions payable	$	3,279
Members' equity		177,798
Total liabilities and members' equity	$	181,077

See notes to financial statements.

COYLE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related commissions and expenses are recorded on a trade date basis.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. The financial statements do not reflect a provision for federal income taxes.

Guaranteed Payments to Members

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as Company expenses rather than as allocations of Company net income. Guaranteed payments that are intended as payments of interest on capital accounts are not accounted for as expenses of the Company, but rather as part of the allocation of net income.

2. CASH FLOW INFORMATION

During the year ended December 31, 2001 the Company did not pay cash for interest or income taxes.

3. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2001 the Company entered into a management agreement with an affiliate. The management agreement provided office space and various administrative and operating services to the Company for which the affiliate was paid $27,500.

4. NET CAPITAL REQUIREMENTS

The Company is a broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $50,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined. At December 31, 2001, the Company had net capital of $166,298 which was $116,298 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.020 to 1.00.

5. CONTINGENCIES

Clearing Agreement

The Company is responsible for any loss, liability, damage, cost or expense incurred or sustained by the clearing agent as a result of the failure of any introduced account to make a timely payment for securities purchased or timely and good delivery of securities sold.

Letter of Credit

The Company is contingently liable under a $100,000 irrevocable letter of credit expiring July, 2002 and collateralized by assets of the Company. Any payments made in connection with the irrevocable letter of credit shall constitute a revolving loan to the Company. There were no outstanding amounts drawn on the letter of credit at December 31, 2001.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

7. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank balances in excess of Federal Deposit Insurance Corporation limits, clearing deposit and accounts receivable.

The Company occasionally maintains bank balances in excess of federally insured limits. The Company manages this risk by maintaining its bank balances in high quality financial institutions.

The Company's accounts receivable and clearing deposit are maintained by two clearing organizations. The Company manages this risk by monitoring the performance of the clearing organizations.

8. MEMBERS' LIABILITY, INTERESTS, RIGHTS, PREFERENCES, AND PRIVILEGES

The Company is an Illinois limited liability company established May 12, 1997 with term ending December 31, 2027. The Company's Operating Agreement specifies the following information relating to its members:

Members' liability limitation
Rights and obligations of members
Members' contributions to the Company and capital accounts
Allocations, income tax, distributions, elections and reports of members
Transferability and redemption of members' interests
Additional members